EXHIBIT 12

THE HERTZ CORPORATION AND SUBSIDIARIES
CONSOLIDATED COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In Thousands of Dollars Except Ratios)
Unaudited

	Six Months Ended
	June 30,

	2003	2002

Income before income taxes	$2,788	$24,794
Interest expense	187,132	178,118
Portion of rent estimated to represent the interest factor	58,547	57,261

Earnings before income taxes and fixed charges	$248,467	$260,173

Interest expense (including capitalized interest)	$187,407	$178,822
Portion of rent estimated to represent the interest factor	58,547	57,261

Fixed charges	$245,954	$236,083

Ratio of earnings to fixed charges	1.0	1.1